OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                         TELEPHONE: 212.451.2300
                     October 3, 2005                     FACSIMILE: 212.451.2222

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                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

                                                October 3, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Abby Adams

          Re:  VESTA INSURANCE GROUP, INC. (THE "COMPANY")
               REVISED PRELIMINARY SCHEDULE 14A FILED ON SEPTEMBER 20, 2005
               FILED BY NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL MANAGEMENT,
               L.P., NEWCASTLE CAPITAL GROUP, L.L.C., MARK E. SCHWARZ,
               JAMES C. EPSTEIN, MARK J. MORRISON AND STEVEN J. PULLY
               (THE "NEWCASTLE GROUP")

Dear Ms. Adams:

            We acknowledge  receipt of the letter of comment dated September 26,
2005 from the Staff (the "Comment  Letter") with regard to the  above-referenced matter. We have reviewed the Comment Letter with the Newcastle Group and provide the following  supplemental  response on its behalf. Unless otherwise indicated, the page  references  below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof. Capitalized terms used herein  and not  separately  defined  have  the  meanings  given  to them in the
Preliminary  Schedule  14A. Our  responses  are numbered to  correspond  to your comments.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

     1.   The  Staff  has asked  the  Newcastle  Group to  provide a copy of the
          Schedule 13D amendment  showing the beneficial  ownership of shares of each member of the Newcastle Group.

          See enclosed Exhibit 1, Amendment No. 3 to Schedule 13D filed with the
          Securities and Exchange Commission on September 30, 2005.

PROPOSAL NO. 2 - REIMBURSEMENT OF PROXY SOLICITATION EXPENSES OF NEWCASTLE PARTNERS

     2.   The disclosure has been revised as requested  throughout the document.
          Specifically, see pages 1 and 12 of the Proxy Statement.

LEGAL PROCEEDINGS - PAGE 19

     3.   The  disclosure  has been revised as  requested.  See page 19 of Proxy
          Statement.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

October 3, 2005

     4.   We have reviewed the  disclosure of the legal  proceedings  in Florida and while Newcastle Partners, L.P. believes that it will be successful with  respect  to the  outcome  of the  Florida  proceedings,  we have deleted any  reference  to the  beliefs of  Newcastle  Partners,  L.P.
          Copies of all complaints, answers and other material pleadings in this action are included as Exhibit 4.

          The Staff is invited to contact the  undersigned  with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                               Very truly yours,

                                               /s/ Steven Wolosky
                                               ------------------
                                               Steven Wolosky

Enclosures

cc: Mark E. Schwarz